EXHIBIT 99.2


SUBSCRIPTION STATISTICS

TOTAL GROUP SUBSCRIPTIONS                       TOTAL DIGITAL SUBSCRIBERS
------------------------                        -------------------------
Subscriptions to pay services                   The digital portfolio rose 32%
totaled 15.3 million at                         over 12 months to 5.3 million.
December 31, 2000.


INTERNATIONAL    [GRAPH OMITTED]     FRANCE
7,864,410                            7,450,227



[BAR GRAPH OMITTED]

INTERNATIONAL                      FRANCE
-------------                      ------

December 1999 - 2,286              December 1999 - 1,737
December 2000 - 3,288              December 2000 - 2,061



SUBSCRIPTIONS                        31.12.00        31.12.99

CANAL+ individual (premium)         4,620,386       4,576,549
CANAL+ institutional (premium)        345,748         332,090
CANALSATELLITE (bouquet)            1,597,571       1,373,934
CANALSATELLITE institutional          190,214         137,952
NC NUMERICABLE (bouquet)              388,755         373,027
NC NUMERICABLE institutional          307,553         288,689
--------------------------------------------------------------
TOTAL FRANCE                        7,450,227       7,082,241

BELGIUM (FRENCH SP.)                  211,614         205,926
   CANAL+(premium) individual         169,447         174,462
   CANAL+(premium) institutional        3,623           3,362
   LE BOUQUET (bouquet)                38,544          28,102
BELGIUM (FLEM.)                       196,543         191,724
   CANAL+ (premium)                   164,778         166,245
   CANAL DIGITAAL (bouquet)            31,765          25,479
NETHERLANDS                           336,526         293,538
   CANAL+ (premium)                   306,210         293,538
   CANAL DIGITAAL (bouquet)            30,316               0
SPAIN                               2,809,711       2,579,721
   CANAL+ (premium)                 1,758,148       1,766,231
   CANAL SATELITE (bouquet)         1,051,563         813,490
ITALY                               2,580,011       2,144,459
   TELE+ (premium)                  1,226,950       1,132,832
   D+ (bouquet)                       972,957         697,023
   + CALCIO (football)                380,104         314,604
NORDIC COUNTRIES                      928,234         782,970
   CANAL+ (premium)                   574,234         472,455
   CANAL DIGITAL (bouquet)            354,000         310,515
POLAND                                650,481         627,331
   CANAL+ (premium)                   351,736         357,863
   CYFRA+ (bouquet)                   298,745         269,468
AFRICA                                151,290         166,474
   CANAL+HORIZONS                     132,662         150,143
   CANAL+HORIZONS institutional        18,628          16,331
--------------------------------------------------------------
TOTAL INTERNATIONAL                 7,864,410       6,992,143

TOTAL GENERAL                      15,314,637      14,074,384

                                        VIVENDI UNIVERSAL CONSOLIDATED REVENUES
                                        ---------------------------------------

                            ------------------------------------------------------------------------------------------------------
(in millions of Ruros)      |    12/31/1999     12/31/2000     1999-2000   |   1999/2000   External     Currencies    Internal   |
                            |                                              |     %          growth       effects       growth    |
                            |                                              |                  %             %             %      |
----------------------------------------------------------------------------------------------------------------------------------
                            |                                              |                                                     |
TV and FILM                 |      1,150.6        4,222.1       3,071.5    |     266.9       249.0           1.0         17.0    |
                            |                                              |                                                     |
PUBLISHING                  |      3,278.4        3,548.8         270.4    |       8.2         1.2           2.2          4.8    |
                            |                                              |                                                     |
MUSIC                       |         -             494.6         494.6    |                                                     |
                            |                                              |                                                     |
TELECOMS                    |      3,912.5        5,284.3       1,371.8    |      35.1         3.4                       31.7    |
                            |                                              |                                                     |
INTERNET                    |          2.1           49.4          47.3    |      X 24                                   X 24    |
                            |                                              |                                                     |
----------------------------|----------------------------------------------|-----------------------------------------------------|
MEDIA AND COMMUNICATION     |      8,343.6       13,599.2       5,255.6    |      63.0        43.4           1.0         18.6    |
----------------------------|----------------------------------------------|-----------------------------------------------------|
                            |                                              |                                                     |
----------------------------|----------------------------------------------------------------------------------------------------|
ENVIRONMENTAL SERVICES      |     20,959.4       26,401.9       5,442.5    |      26.0        11.1           4.4         10.5    |
----------------------------|----------------------------------------------|-----------------------------------------------------|
                            |                                              |                                                     |
                            |                                              |                                                     |
----------------------------|----------------------------------------------|-----------------------------------------------------|
NON-CORE                    |     11,551.5        1,665.8      -9,885.8    |     -85.6      -107.7           1.4         20.7    |
----------------------------|----------------------------------------------|-----------------------------------------------------|
                            |                                              |                                                     |
                            |                                              |                                                     |
----------------------------|----------------------------------------------|-----------------------------------------------------|
TOTAL                       |     40,854.5       41,666.9         812.3    |       2.0       -14.2           2.9         13.3    |
----------------------------------------------------------------------------------------------------------------------------------


Media and Communications and
Environmental Services            29,303.0       40,001.1      10,698.1          36.5         20.0           3.5         13.0


                                VIVENDI UNIVERSAL
                Societe Anonyme au capital de 5 946 333 635 Euros
           Head office: 42 avenue de Friedland - 75 380 PARIS CEDEX 08
                           R.C.S. Paris B 343 134 763
                    Fiscal year: January 1st to December 31st

                         ------------------------------

                              CONSOLIDATED REVENUE
                             AS OF DECEMBER 31, 2000


(in million of Euros)                               2000          1999 (*)
                                                    ----          --------

TV and FILM (1)
1st quarter                                        970,5             41,7
2nd quarter                                        975,0             57,5
3rd quarter                                      1 016,0             50,2
4th quarter                                      1 260,6(1)       1 001,2
                                               ---------         --------
Total                                            4 222,1          1 150,6
                                               =========         ========


PUBLISHING (2)
-------------
1st quarter                                        804,2            755,3
2nd quarter                                        920,8            885,2
3rd quarter                                        795,0            792,0
4th quarter                                      1 028,8            845,9
                                                --------         --------
Total                                            3 548,8          3 278,4
                                                ========         ========


MUSIC (3)
---------
1st quarter                                            -                -
2nd quarter                                            -                -
3rd quarter                                            -                -
4th quarter                                        494,6                -
                                                --------         --------
Total                                              494,6                -
                                                ========         ========


TELECOMS
--------
1st quarter                                      1 163,5            822,4
2nd quarter                                      1 287,8            940,9
3rd quarter                                      1 410,9            988,3
4th quarter                                      1 422,1          1 160,9
                                                --------         --------
Total                                            5 284,3          3 912,5
                                                ========         ========


INTERNET
--------
1st quarter                                          1,1              0,1
2nd quarter                                          9,8              0,6
3rd quarter                                         17,5              0,3
4th quarter                                         21,0              1,1
                                                --------         --------
Total                                               49,4              2,1
                                                ========         ========


TOTAL MEDIA & COMMUNICATIONS                    13 599,2          8 343,6
                                                ========         ========

ENVIRONMENTAL SERVICES
----------------------
1st quarter                                      6 168,3          3 757,5
2nd quarter                                      6 344,8          4 780,0
3rd quarter                                      6 293,6          5 794,3
4th quarter                                      7 595,2          6 627,6
                                                --------         --------
Total                                           26 401,9         20 959,4
                                                ========         ========


NON-CORE BUSINESSES (4)
-----------------------
1st quarter                                        396,1          2 404,1
2nd quarter                                        435,0          2 899,6
3rd quarter                                        414,3          3 115,3
4th quarter                                        420,4          3 132,5
                                                --------         --------
Total                                            1 665,8         11 551,5
                                                ========         ========


TOTAL VIVENDI UNIVERSAL
-----------------------
1ST QUARTER                                      9 503,7          7 781,1
2ND QUARTER                                      9 973,2          9 563,8
3RD QUARTER                                      9 947,3         10 740,4
4TH QUARTER                                     12 242,7         12 769,2
                                                --------         --------
TOTAL                                           41 666,9         40 854,5
                                                ========         ========



(*) Restated to reflect change in accounting policy with respect to foreign currency translatio
(1) Consolidation of Universal Studios starting December 8, 2000 (23 days) for 165.7M Euros.
(2) Disposition of Avenir at June 30, 1999 (with 275 M Euros for 1st half 1999).
(3) Consolidation of Universal Music Group starting December 8, 2000 (23 days) for 494.6 M Euros.
(4) In 2000, primarily Sithe Energies accounted for during 12 months.